Exhibit 3.34

AMENDED AND RESTATED

GENERAL PARTNERSHIP AGREEMENT

OF

WLH ENTERPRISES

This AMENDED AND RESTATED GENERAL PARTNERSHIP AGREEMENT (“Agreement”) of WLH Enterprises (“Partnership”) is made effective as of January 1, 2005 (“Effective Date”) by and between William Lyon Homes, Inc. and Presley CMR, Inc. (individually referred to as a “Partner” and collectively as the “Partners”), who desire to reaffirm the continued existence of the Partnership, to reflect the change in name of the Partnership from The Ranch Golf Club Co. to WLH Enterprises, and to amend and restate the terms and conditions of the Partnership.

1.	PRIOR AGREEMENTS.

1.1 Prior Agreements. This Agreement supersedes that certain Amended and Restated General Partnership Agreement of The Ranch Golf Club Co. dated October 31, 2003, and all prior partnership agreements relating to the Partnership. The provisions of this Agreement shall govern the Partnership commencing on the Effective Date.

2.	ORGANIZATION AND PURPOSES.

2.1 Uniform Partnership Act of 1994. The parties acknowledge that the Partnership is a General Partnership governed by the provisions of the Uniform Partnership Act of 1994 as set forth in the California Corporations Code and by the terms and conditions set forth herein.

2.2 Name and Principal Place of Business. The business of the Partnership shall be conducted under the name of “WLH ENTERPRISES” and, unless otherwise set forth herein or agreed to in writing by the Partners, all assets of the Partnership shall be held under such name. The principal place of business of the Partnership shall be located at 4490 Von Karman Avenue, Newport Beach, California 92660, or at such other address as the Partners may at any time determine. In addition to the principal place of business, the Partners may also establish other places of business as it deems appropriate for the conduct of the Partnership’s business affairs.

2.3 Purpose. The Partnership is formed for, and shall have the power to accomplish, any lawful business purpose, including the investment, development and management of real property.

2.4 Term. The Partnership shall continue until dissolved by agreement of the Partners or terminated under the provisions of this Agreement.

2.5 Statement of Partnership. The Partners shall cause to be filed with the California Secretary of State a Statement of Partnership Authority pursuant to California Corporations Code

Section 16303 and shall cause the filed Statement of Partnership Authority to be recorded in each county in which the Partnership owns, or contemplates owning, real property.

2.6 Fictitious Business Name Statements. The Managing Partner (as defined in Section 4.1) shall execute such fictitious business name statements and cause the same to be filed, recorded, and/or published as may be required from time to time by applicable law in the counties or other locations deemed appropriate by the Managing Partner.

2.7 Fiscal Year. The fiscal year for the Partnership shall be the calendar year.

2.8 Accounting and Books of Account. The accounts, books and records of the Partnership shall be maintained at the principal office of the Partnership and shall be open for inspection by any of the Partners or their representatives at reasonable business hours. Such accounts, books and records shall be kept, and profits or losses of the Partnership shall be determined, in accordance with generally accepted accounting practices. The Partnership books shall be closed and balanced at the end of each fiscal year of the Partnership. The Partnership shall cause the Partnership’s tax returns for each fiscal year to be timely prepared and delivered to the Partners.

2.9 Percentage Interest. Subject to adjustment for subsequent contributions and distributions, the Partners’ respective percentage ownership interests are set forth on Exhibit A attached hereto and incorporated herein by this reference (“Percentage Interest”). Adjustments to the Partners’ Percentage Interests shall be reflected by the attachment of a revised Exhibit A to this Agreement. The Partners each acknowledge and agree that as of the Effective Date each Partner’s interest in the Partnership is set forth on Exhibit A.

3.	CAPITAL CONTRIBUTIONS, ALLOCATION AND DISTRIBUTION OF PROFITS, AND LOSSES.

3.1 Capital Contributions. In the event that the Managing Partner determines that additional capital is needed, the Managing Partner shall send written notice to each Partner specifying the total amount of additional capital that is required, and the amount of such capital to be contributed by each Partner. Upon receipt of such notice, each Partner shall contribute the amount set forth in the notice. In the event that the Partners contribute capital in a manner disproportionate to their Percentage Interests, the Percentage Interest of each Partner shall be adjusted as determined by the Managing Partner.

3.2 Capital Accounts. A capital account (“Capital Account”) shall be established and maintained for each Partner on the books of the Partnership. Each Partner’s Capital Account as of any relevant date shall be the amount of such Partner’s capital contribution to the Partnership, increased by the amount of the additional capital contributions made by it from time to time and by the Profits (as defined below) allocated to such Partner’s account, and reduced by withdrawals made by such from time to time and Losses (as defined below) allocated to its account, as provided in Section 3.3 hereof.

3.3 Allocation of Profits and Losses. “Profits” and “Losses” shall mean net profits and losses of the Partnership for income tax purposes, derived from the business of the Partnership as determined in accordance with generally accepted accounting principles. Profits shall be allocated first in accordance with, and proportional to, the amount of net Losses previously allocated to each Partner, until each Partner has been allocated an aggregate amount of Profits equal to all prior Losses allocated to such Partner; thereafter, Profits shall be allocated in accordance with the Partners’ Percentage Interests. Losses shall be allocated to the Partners first in accordance with, and proportional to, the amount of net Profits previously allocated to each Partner, until each Partner has been allocated an aggregate amount of Losses equal to all prior Profits allocated to such Partner; thereafter, Losses shall be allocated in accordance with the Partners’ Percentage Interests.

3.4 Distributions to Partners.

(a) Cash Distributions. The Managing Partner may cause the Partnership, as required by law or otherwise, to make to the Partners a distribution from cash funds on hand in excess of the foreseeable needs of the Partnership. All such cash distributions shall be made to each Partner in accordance with such Partner’s then-current respective Percentage Interest in the Partnership.

4.	MANAGEMENT.

4.1 Managing Partner. Except as to the matters set forth in Section 4.2, the Managing Partner shall have control over the management, conduct and operation of the Partnership’s business and affairs and shall have the right to make all decisions and take all actions with respect to the Partnership. The “Managing Partner” shall be William Lyon Homes, Inc. until removed and its successor appointed by the written consent of all of the Partners.

4.2 Restrictions on Authority. The Managing Partner shall not take the following actions without the written approval of all of the Partners:

(a) Make any material change in the nature of the Partnership’s business;

(b) Cease the Partnership’s operations at any given location, or initiate operations at a new location; or

(c) Take any act that would make it impossible to carry on the ordinary business activities of the Partnership.

4.3 Duties of Partners. The Partners shall devote reasonable time and attention to the business of the Partnership as may be reasonably required.

5.	DISSOLUTION OF PARTNERSHIP.

5.1 Dissolution of the Partnership. The Partnership shall dissolve (a) at such time as the business of the Partnership has been terminated and all of the assets of the Partnership have been sold or otherwise disposed of, or (b) upon the dissolution, bankruptcy or withdrawal from the Partnership of a Partner.

5.2 Liquidation of Partnership. Upon the dissolution of the Partnership for any reason set forth in Section 5.1 hereof, the Partnership shall liquidate and terminate as promptly as shall be practicable.

6.	TRANSFER OF PARTNER’S INTEREST.

6.1 No Transfer Unless Otherwise Permitted Herein.

(a) Except as specifically permitted in this Agreement, a Partner may not dispose of, transfer, assign, sell, hypothecate, give away or in any way alienate (or otherwise create or suffer to exist any lien, claim or encumbrance upon) all or any part of its interest in the Partnership.

(b) A Partner may transfer all of such Partner’s interest in the Partnership if (i) the transferee of such interest assumes in writing all obligations of such transferring Partner under this Agreement and the other documents and instruments relating to the Partnership, (ii) such transferring Partner remains liable for all its obligations under this Agreement and all other documents and instruments relating to the Partnership up to and as of the date of transfer, and (iii) such transferring Partner executes such documents and instruments as the other Partner may require to reaffirm and confirm from time to time such Partner’s continuing obligations under this Agreement and each of the other documents and instruments relating to the Partnership.

(c) Notwithstanding anything to the contrary contained in this Agreement, no Partner may transfer its interest in the Partnership, or an interest in the Partner, if such transfer would cause the Partnership to (i) be classified other than as a partnership for federal income tax purposes, (ii) violate laws of any state or governmental agency or this Agreement, or (iii) terminate under any section or provision of applicable law.

6.2 Cash Distributions and Allocations of Profits and Losses. In the year of transfer, cash distributions will be made, and Profits and Losses of the Partnership will be allocated, pursuant to the Profit and Loss sharing ratios provided for under Section 3.3, as between a transferring Partner and its transferee in accordance with the number of full calendar months the transferred Partnership interest was owned. No transfer shall be made effective during the term of the Partnership except at the end of a calendar month.

7.	MISCELLANEOUS.

7.1 Amendment of Agreement. This Agreement is subject to amendment only in writing and only with the consent of all of the Partners.

7.2 Representatives and Successors. This Agreement shall be binding on the Partners, and the officers, directors, shareholders, executors, administrators, estates, heirs, legal representatives and permitted successors and assigns of the Partners, in their capacity as such.

7.3 Applicable Law. The validity, interpretation and enforcement of this Agreement or of any amendments or modifications thereto shall be governed by the laws of the State of California, without regard to the conflict of laws provisions thereof or of any other jurisdiction.

7.4 Notices. All payments, notices, statements or other instruments which any Partner may be required or desire to deliver to the other Partner in connection with this Agreement or the operations of the Partnership shall be in writing sent to the address last set forth on the Partnership’s records and shall be deemed effective upon receipt.

7.5 Indemnification. The Partnership shall indemnify, defend and hold harmless to the maximum extent permitted by law each of the Partners for all payments and personal liabilities incurred in the course of the Partnership’s business or for the preservation of its business or property so long as such payments or liabilities were incurred (a) with a good faith belief by the Partner that such action was authorized and (b) with the good faith belief that the actions taken would be in the best interests of the Partnership. The Partnership shall pay currently the costs of defense covered by the foregoing indemnity (presuming that the indemnified party acted with a good faith belief that the action was authorized and a good faith belief that the actions taken would be in the best interests of the Partnership), subject to the indemnified party’s confirming the obligation to reimburse the Partnership in the event of a definitive determination that the indemnified party did not act with a good faith belief that the action was authorized and a good faith belief that the actions taken would be in the best interests of the Partnership or that the indemnification is precluded by applicable law.

7.6 Construction. The captions contained herein are for reference purposes only and shall not affect in any way the substance or interpretation of this Agreement. If any of the provisions of this Agreement shall be unlawful, void or for any reason unenforceable, such provision shall be deemed separable from and shall in no way affect the validity or enforceability of the remaining provisions of this Agreement.

7.7 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed to be an original, but all of which shall together constitute one and the same instrument.

7.8 No Third-Party Benefits. None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

7.9 Entire Agreement. This Agreement contains the final and entire agreement among the parties with respect to the matters contemplated hereby and supersedes all written or verbal representations, warranties, commitments and other understandings prior to the date hereof.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties to this Amended and Restated General Partnership Agreement of WLH Enterprises have executed this Agreement as of the Effective Date first written above.

PARTNERS:

WILLIAM LYON HOMES, INC.

By:	/s/ Richard S. Robinson
Name:	Richard S. Robinson
Its:	Sr. Vice President-Finance

By:	/s/ Michael D. Grubbs
Name:	Michael D. Grubbs
Its:	Sr. Vice President

PRESLEY CMR, INC.

By:	/s/ Richard S. Robinson
Name:	Richard S. Robinson
Its:	Sr. Vice President-Finance

By:	/s/ Michael D. Grubbs
Name:	Michael D. Grubbs
Its:	Sr. Vice President